UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34598

IFM INVESTMENTS LIMITED

26/A, East Wing, Hanwei Plaza
No.7 Guanghua Road, Chaoyang District
Beijing, 100004
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This Form 6-K consists of:

An announcement on the third quarter 2010 unaudited financial results of IFM Investments Limited (the "Registrant") made by the Registrant on November 17, 2010. In the press release, the Registrant also announced the adoption of a shareholder rights plan and the distribution of rights thereunder. A copy of the associated Rights Agreement, including as Exhibit B thereto the Form of Summary of Rights to Purchase Preferred Shares, is filed as Exhibit 4.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFM Investments Limited

By:	/s/ Kevin Cheng Wei
	Name:	Kevin Cheng Wei
	Title:	Chief Financial Officer

Date: November 17, 2010

Exhibit Index

Exhibit 4.1 — Rights Agreement, dated as of November 17, 2010, between IFM Investments Ltd, a Cayman corporation, and American Stock Transfer & Trust Company, L.L.C.

Exhibit 99.1 — Press Release.